

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Mitchell Eaglstein
Chief Executive Officer
FDCTech, Inc.
200 Spectrum Drive, Floor 300
Irvine, CA 92618

>   **Re: FDCTech, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 4, 2021**
>   **File No. 333-260028**

Dear Mr. Eaglstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: William Barnett